Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

May 21, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael McTiernan

Re:	American Realty Capital Trust IV, Inc.

Amendment No. 1 to Registration Statement on Form S-11
Filed May 2, 2012
File No. 333-180274

Dear Mr. McTiernan:

On behalf of our client, American Realty Capital Trust IV, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated May 18, 2012 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on March 22, 2012 (No. 333-180274) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on May 2, 2012.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2. All page number references in the Company’s responses are to page numbers in Amendment No. 2.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures.

•	Describe how and when a company may lose emerging growth company status;

May 21, 2012

•	A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

You may disclose the extent to which you would be exempt in any event as a result of your status as a Smaller Reporting Company.

The disclosure has been revised as requested. Please note that the Company is electing to opt out of the extended transition period under Section 107(b) of the Act. Please see the cover page, as well as pages 22 and 35 of the prospectus included in Amendment No. 2.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.